Filed by Raytheon Company

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Raytheon Company

Commission File No.: 001-13699

Date: June 14, 2019

The following was made available to employees of Raytheon Company:

What was announced on June 9, 2019?

We announced that Raytheon will merge with United Technologies (UTC) in an all-stock merger of equals transaction. The combined company will be called Raytheon Technologies Corporation. This merger of equals will create a leading global aerospace and defense company with annual revenues exceeding $74 billion and over 180,000 employees worldwide. It will have a diversified technologies portfolio able to meet the growing capabilities demand from our global customer base.

The merger is expected to close in the first half of 2020, subject to approval of the shareholders of each company, receipt of required regulatory approvals and satisfaction of other customary closing conditions, as well as completion by UTC of its previously announced spin-offs of its Carrier and Otis businesses.

Who is United Technologies and what do they do?

United Technologies is a preeminent systems supplier in the aerospace and defense industry providing advanced technologies and services to the aerospace and defense industry that are highly complementary to our existing business. After completing the spin-offs of its Carrier and Otis businesses, its two primary A&D business units will be Collins Aerospace and Pratt & Whitney.

Collins Aerospace develops electrical, mechanical, and software solutions across all segments of the aerospace industry. It was formed through the UTC acquisition of Rockwell Collins and its combination with UTC Aerospace Systems, which was completed in November 2018. Collins Aerospace is one of the world’s largest providers of aerospace systems, avionics, interior systems and information management services for commercial and military aircraft. It has $26B in annual revenues and over 76,000 employees worldwide. It is headquartered in West Palm Beach, FL.

Pratt & Whitney is a global leader in aircraft propulsion, offering advanced technology to the military and commercial aircraft engine market, including its Geared Turbofan commercial engine and the F135 military engine for the F-35 Joint Strike Fighter. It designs, manufactures and services aircraft engines, as well as auxiliary and ground power units. P&W has $19.4B in annual revenues and employs over 42,000 employees. It is headquartered in East Hartford, CT.

Does UTC have new technologies or capabilities that Raytheon does not have?

UTC provides advanced technology products and services to the aerospace and defense industry that are highly complementary to Raytheon’s existing businesses. Like us, UTC has a rich history of engineering innovation and leadership. From space exploration to green energy, and from avionics to propulsion, UTC’s 30,000+ engineers are driving product and technology advancements across their enterprises.

Why is Raytheon merging with United Technologies?

The combination of United Technologies and Raytheon will make us a stronger competitor in a dynamic aerospace and defense market. Raytheon Technologies will have a combined annual customer and company-funded R&D budget of approximately $8 billion, seven technology Centers of Excellence, and over 60,000 engineers working on new and critical technologies faster and more efficiently than ever before. Areas of joint advancement include hypersonics and future missiles systems; directed energy weapons; intelligence, surveillance, and reconnaissance (ISR) in contested environments; cyber protection for connected aircraft; next-generation connected airspace; Artificial Intelligence/Machine Learning; and advanced data analytics for commercial aviation.

The combined company will also have a strong culture focused on integrity, collaboration, innovation, diversity and corporate social responsibility. Employees will have expanded opportunities for career development and advancement in high-growth areas, as well as ongoing engagement in local communities.

What are the overlap/synergies between Raytheon and UTC?

The combined company will offer our customers the world’s most advanced aerospace and defense technologies developed by the world’s most innovative and dedicated workforce. This merger of equals will create new opportunities for growth across the company and aligns directly with our strategy to focus on top-line growth and global market expansion. Once combined, Raytheon Technologies will offer its customers the world’s most advanced technologies in the areas of avionics, military and commercial aircraft propulsion, integrated air and missile defense, and space, sensor and intelligence platforms. With a mix of roughly half commercial and half government business, and roughly half domestic and half international business, the combined company will also have a well-balanced and diversified portfolio that is resilient across business cycles, especially in the areas of platform-agnostic capabilities across the high-growth segments of aerospace and defense. The combined company will have robust free cash flow growth and a strong balance sheet to support continued investment and return of capital to shareowners.

Who is going to run the combined business?

Gregory J. Hayes, the current Chairman and CEO of UTC, will serve as the CEO of the combined company. Thomas A. Kennedy, current Chairman and CEO of Raytheon, will assume the role of Executive Chairman of the combined company. The Board of Directors of the combined company will consist of 15 of the existing directors of Raytheon and UTC, including Mr. Kennedy and Mr. Hayes. The Senior Leadership Teams of the two companies will be combined and consolidated, and will be named prior to the closing of the transaction.

How will the merged company be structured?

The planned structure for the combined company includes corporate staff, plus a total of four business units. These will include Collins Aerospace and Pratt & Whitney from UTC, along with two newly formed business units which will be comprised of an IDS/RMS and IIS/SAS/Forcepoint consolidation. Those two units will be renamed Integrated Defense & Missile Systems, and Intelligence, Space & Airborne Systems, respectively. Upon closing of the transaction, Raytheon Technologies will be a global, preeminent aerospace and defense systems supplier, ranking in the top 50 of the Fortune 500, with annual revenues exceeding $74 billion and over 180,000 employees worldwide.

What does the announcement mean for Raytheon employees?

Today’s announcement should not impact normal day-to-day responsibilities or the way in which Raytheon conducts business. It’s important to remember that until the transaction is completed, Raytheon and UTC remain independent companies. Raytheon employees must continue to focus on the important work of meeting our current customer, shareholder and community commitments. It’s vitally important that we do not let the merger distract from meeting our current business commitments. It’s important to note that the vast majority of our employees are working specific programs across the company, which will continue through their natural course. We continue to grow and are on track to hire 10,000 people in 2019. The transaction will create new opportunities for the talented workforce of both companies to advance their careers in a growing and dynamic industry. Importantly, Raytheon and UTC share cultures of mutual trust and respect, accountability and teamwork that will allow us to work together to achieve our common goals. Details will be decided through the consolidation and integration process.

Do we know where the headquarters will be and where the businesses will be located?

The location of the combined company headquarters will be in the greater Boston metro area, and we will retain a corporate presence in existing locations. Collins Aerospace is based in Palm Beach, FL, while Pratt & Whitney is based in East Hartford, CT. The two new consolidated businesses will determine their headquarter locations as part of the integration process, with an announcement expected upon closing.

What are the next steps now that we have a signed agreement?

At this point in the process, we will begin to seek the shareholder and regulatory approvals necessary to close the transaction, and UTC will continue its work of separating its Otis and Carrier businesses from its aerospace and engine businesses. Until then, it is important to remember that Raytheon and UTC will continue to operate as separate companies. A working group will be formed to plan for the merger, consolidation and integration activity and they will report out regularly to the Board of Directors and management. We will post information to our internal merger hub landing page, where you can find additional and ongoing information regarding the status of the merger.

When do we expect the transaction to close?

We expect the transaction to close in the first half of 2020, and we and UTC have committed to work diligently to support a timely and successful conclusion.

What is the impact of this acquisition on the Raytheon portfolio?

Following the close of this transaction, the combined company of Raytheon and UTC will consist of a balanced and well-diversified portfolio providing advanced technology capabilities and systems to our customers. The sales of the combined company will be split roughly 50% Defense and ~50% Commercial, with an approximate market split of 50% Domestic and ~50% International.

How will this impact Raytheon benefits?

Our philosophy has always been to offer a competitive pay and benefits package that delivers value to our employees. The merger does not change that philosophy. We will conduct our usual annual benefits enrollment process this fall, and no benefits harmonization will occur during the transition phase. There is a lot of work yet to do to understand compensation and benefit programs on both sides. Any changes we ultimately decide upon will occur over an extended period of time.

What will be the name of the combined company?

The combined company will be named Raytheon Technologies Corporation and will have the stock ticker NYSE: RTX.

Why was this name chosen?

The name recognizes the 97-year legacy of the Raytheon brand while recognizing the engineering and technology heritage of both companies.

What impact do you anticipate this will have on our culture?

UTC has a strong culture focused on integrity, collaboration, innovation, diversity and corporate social responsibility. All familiar values to Raytheon and our culture. We anticipate the merger will only enhance our culture as we bring the best of both companies together.

Can we start to reach out to our UTC counterparts?

No. Until the merger is approved and finalized, which we expect to occur in the first half of 2020, the two companies must continue to operate independently. Please consult with your legal or communications business partner on any questions you have about current and potential relationships with UTC employees or customers.

What should I do if contacted by the media?

This is an exciting and significant transaction for our industry. It has received, and will likely continue to receive, significant media attention between now and closing. The Communications teams of UTC and Raytheon are closely partnered to facilitate and handle this media interest. Consistent with Raytheon policy, please forward all investor calls to Kelsey DeBriyn (tel: 781-522-5141 and email: Kelsey.debriyn@raytheon.com) and all media inquiries to Corinne Kovalsky (tel: 781-522-5899 and email: cjkovalsky@raytheon.com).

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which UTC and Raytheon operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the companies of their respective common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of UTC’s and/or Raytheon’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of UTC’s stockholders and Raytheon’s stockholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the UTC shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of UTC’s and Raytheon’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including UTC’s integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon, UTC, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to UTC and UTC’s stockholders, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed UTC’s estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon and UTC and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on UTC’s resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger, UTC will file a registration statement on Form S-4, which will include a document that serves as a prospectus of UTC and a joint proxy statement of UTC and Raytheon (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to UTC’s stockholders and Raytheon’s stockholders. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

Participants in the Solicitation

Raytheon and UTC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about Raytheon’s directors and executive officers is available in Raytheon’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Information about UTC’s directors and executive officers is available in UTC’s proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Raytheon or UTC as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.